UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.        )*

Performance Shipping Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

Y67305105
(CUSIP Number)

Attn: Mr. Ioannis Zafirakis Pendelis 18, 175 64 Palaio Faliro Athens, Greece +30-216-600-24000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 15, 2019
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d‑1(f) or 240.13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	Y67305105

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Ioannis Zafirakis

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Greece

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER
0

8.	SHARED VOTING POWER
1,829,027

9.	SOLE DISPOSITIVE POWER
0

10.	SHARED DISPOSITIVE POWER
1,829,027

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,829,027

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.16%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	Y67305105

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Abra Marinvest Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER
0

8.	SHARED VOTING POWER
1,829,027

9.	SOLE DISPOSITIVE POWER
0

10.	SHARED DISPOSITIVE POWER
1,829,027

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,829,027

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.16%

14.	TYPE OF REPORTING PERSON

CO

Item 1.	Security and Issuer.

This Schedule 13D relates to shares of common stock, par value $0.01 per share (the “Shares”), of Performance Shipping Inc. (the “Issuer”). The principal executive office and mailing address of the Issuer is Pendelis 18, 175 64 Palaio Faliro, Athens, Greece.

Item 2.	Identity and Background.

This Schedule 13D is being filed on behalf of Ioannis Zafirakis (“Zafirakis”), a citizen of Greece, and Abra Marinvest Inc., a Marshall Islands corporation (“Abra”). Zafirakis and Abra are collectively referred to as the “Reporting Persons.”  Zafirakis may be deemed to beneficially own all of the shares of the Issuer directly owned by Abra, by virtue of his control of Abra.

The principal business address for Abra is Ymittou 6, 17564 Palaio Faliro, Athens, Greece. The principal business address for Zafirakis is Pendelis 18, 175 64 Palaio Faliro, Athens, Greece.

To the best of the Reporting Persons' knowledge, the Reporting Persons have not, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were not and are not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares being reported as beneficially owned by the Reporting Persons were acquired pursuant to awards granted by the Issuer under the Issuer’s equity incentive plan and a one-time special equity award by the Issuer to Abra in February 2019 and in open market transactions using working capital.

Item 4.	Purpose of Transaction.

Zafirakis, the Chief Strategy Officer and Secretary of the Issuer, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase of additional Shares desirable, the Reporting Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above.

Item 5.	Interest in Securities of the Issuer.

(a. & b.) According to the Issuer's Annual Report on Form 20-F filed with the Commission on March 18, 2019, the Issuer had 25,559,964  Shares outstanding as of March 15, 2019. Based on the foregoing, the following persons report beneficial ownership of the following Shares:

Abra owns an aggregate of 1,829,027 Shares, representing 7.16% of the Issuer's issued and outstanding Shares. Zafirakis indirectly may be deemed to beneficially own 1,829,027 Shares in aggregate, representing 7.16% of the Issuer's issued and outstanding shares, through Abra, as the result of his ability to control such entity.

Abra has the sole power to vote or direct the vote of 0 Shares and has the shared power to vote or direct the vote of 1,829,027 Shares, representing 7.16% of the Issuer's issued and outstanding Shares. Zafirakis has the sole power to vote or direct the vote of 0 Shares and has the shared power to vote or direct the vote of 1,829,027 Shares, in aggregate, representing 7.16% of the Issuer's issued and outstanding Shares, through Abra.

(c.) As set forth in Item 3, the Reporting Persons acquired an aggregate of 15,370 Shares pursuant to awards granted by the Issuer under the Issuer’s equity incentive plan and 819,296 Shares pursuant to a one-time special equity award by the Issuer to Abra in February 2019 and acquired 994,361 Shares in open market transactions using working capital, as set forth in Schedule A. To the best of the Reporting Persons’ knowledge, transactions in the Shares effected by the Reporting Persons during the past 60 days are set forth on Schedule A to this Schedule 13D.

(d.) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Shares beneficially owned by the Reporting Persons.

(e.) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons are not party to any contracts, arrangements or understanding or relationships with respect to the Shares or any other security of the Issuer.

Item 7.	Material to be Filed as Exhibits. Exhibit A Joint Filing Agreement dated March 21, 2019 among the Reporting Persons

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 21, 2019
(Date)

Abra Marinvest Inc. By /s/ Ioannis Zafirakis
Ioannis Zafirakis Principal

/s/ Ioannis Zafirakis
Ioannis Zafirakis

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13D, dated March 21, 2019, and any further amendment thereto, relating to the Common Stock, par value $0.01, of Performance Shipping Inc. shall be filed on behalf of the undersigned.

March 21, 2019
-----------------------
(Date)

Abra Marinvest Inc. By /s/ Ioannis Zafirakis
Ioannis Zafirakis Principal

/s/ Ioannis Zafirakis
Ioannis Zafirakis

SCHEDULE A

INFORMATION WITH RESPECT TO TRANSACTIONS EFFECTED

Date of Transaction	Number of Shares Purchased/(Sold)(1)	Price of Shares

05‐03‐19	62,259	$0.7975

06‐03‐19	100,000	$0.8290

07‐03‐19	31,930	$0.8383

08‐03‐19	228,066	$0.8594

11‐03‐19	23,431	$0.8872

12‐03‐19	148,675	$0.9425

13‐03‐19	300,000	$0.9475

14‐03‐19	100,000	$0.8991

(1) On the dates set forth herein, the number of Shares set forth herein were acquired in open market transactions using working capital.